CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2009 (UNAUDITED)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2009 AND DECEMBER 31, 2008
(Expressed in Canadian dollars)

	March 31, 2009	December 31, 2008
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 4)	33,086,939	17,424,123
Marketable securities	80,500	50,375
Accounts receivable	2,614,199	2,116,325
Other receivables (Note 5)	6,106,086	7,212,693
Inventories (Note 6)	5,137,085	4,941,340
Prepaid expenses and other (Note 7)	1,730,003	2,123,881
	48,754,812	33,868,737
MINING INTERESTS (Note 8)
Producing properties	52,047,892	49,933,735
Exploration properties	104,219,737	102,760,230
Plant and equipment	45,632,544	42,127,380
	201,900,173	194,821,345
CORPORATE OFFICE EQUIPMENT (Note 8)	448,297	483,050
DEPOSITS ON LONG-TERM ASSETS (Note 10)	2,634,903	1,986,517
	253,738,185	231,159,649

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	15,497,452	17,339,624
Unearned revenue on silver bullion sales	395,703	110,258
Vendor liability and interest (Note 9)	14,485,759	13,940,237
Vendor liability on mineral property (Note 8(b))	1,063,559	1,372,973
Current portion of capital lease obligations (Note 15)	3,010,446	1,584,477
Income and other taxes payable	70,259	557,634
	34,523,178	34,905,203
FUTURE INCOME TAXES	30,518,365	30,690,087
CAPITAL LEASE OBLIGATIONS (Note 15)	2,531,021	1,898,396
OTHER LONG TERM LIABILITIES	836,541	832,769
ASSET RETIREMENT OBLIGATIONS (Note 16)	5,428,194	5,304,369
	73,837,299	73,630,824

SHAREHOLDERS' EQUITY
SHARE CAPITAL	215,516,214	196,648,345
SHARE CAPITAL TO BE ISSUED (Note 11(d))	276,495	276,495
CONTRIBUTED SURPLUS	25,039,805	23,297,258
ACCUMULATED OTHER COMPREHENSIVE LOSS	(22,394,443)	(23,216,390)
DEFICIT	(38,537,185)	(39,476,883)
	179,900,886	157,528,825
	253,738,185	231,159,649

CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 17)

APPROVED BY THE BOARD OF DIRECTORS

(signed) Keith Neumeyer	Director	(signed) Douglas Penrose	Director

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

	March 31, 2009	March 31, 2008
	$	$

Revenue (Note 12)	14,386,872	12,964,182

Cost of sales	8,298,813	6,517,056
Amortization and depreciation	858,837	787,179
Depletion	570,295	886,362
Accretion of reclamation obligation	116,039	45,475
Mine operating earnings	4,542,888	4,728,110

General and administrative	1,818,005	2,131,880
Stock-based compensation	896,739	1,108,216
	2,714,744	3,240,096
Operating income	1,828,144	1,488,014

Interest and other expenses	(360,206)	(338,827)
Investment and other income	289,843	137,393
Foreign exchange loss	(952,866)	(9,812)
Income before taxes	804,915	1,276,768

Income tax - current	83,703	438,404
Income tax (recovery) - future	(218,486)	(226,959)
Income tax (recovery) expense	(134,783)	211,445

NET INCOME FOR THE PERIOD	939,698	1,065,323

EARNINGS PER COMMON SHARE BASIC & DILUTED	$0.01	$0.02

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	76,400,055	64,057,083
DILUTED	92,387,593	79,769,823

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008
(Expressed in Canadian dollars, except share amounts)

					Accumulated
					Other
					Comprehensive		Total
	Share capital			Contributed	Income (Loss)		AOCI
	Shares	Amount	To be issued	Surplus	("AOCI") (1)	Deficit	and deficit	Total
		$	$	$	$	$	$	$

Balance at December 31, 2007	63,042,160	145,699,783	9,286,155	17,315,001	(15,186,207)	(34,332,099)	(49,518,306)	122,782,633
Net income	-	-	-	-	-	1,065,323	1,065,323	1,065,323
Other comprehensive income:
Translation adjustment	-	-	-	-	9,957,297	-	9,957,297	9,957,297
Total comprehensive income							11,022,620	11,022,620
Shares issued for:
Exercise of options	376,250	1,130,588	-	-	-	-	-	1,130,588
Exercise of warrants	7,500	31,875	-	-	-	-	-	31,875
First Silver arrangement	1,856,500	8,985,460	(8,985,460)	-	-	-	-	-
Public offering, net of issue costs	8,500,000	40,273,174	-	2,380,000	-	-	-	42,653,174
Stock option expense during the period	-	-	-	1,037,352	-	-	-	1,037,352
Transfer of contributed surplus upon exercise of stock options	-	263,407	-	(263,407)	-	-	-	-
Balance at March 31, 2008	73,782,410	196,384,287	300,695	20,468,946	(5,228,910)	(33,266,776)	(38,495,686)	178,658,242

Balance at December 31, 2008	73,847,810	196,648,345	276,495	23,297,258	(23,216,390)	(39,476,883)	(62,693,273)	157,528,825
Net income	-	-	-	-	-	939,698	939,698	939,698
Other comprehensive income:
Translation adjustment	-	-	-	-	799,151	-	799,151	799,151
Unrealized gain on marketable securities	-	-	-	-	22,796	-	22,796	22,796
Total comprehensive income							1,761,645	1,761,645
Shares issued for:
Exercise of options	6,250	7,938	-	-	-	-	-	7,938
Public offering, net of issue costs (Note 11)	8,487,576	18,856,981	-	848,758	-	-	-	19,705,739
Stock option expense during the period	-	-	-	896,739	-	-	-	896,739
Transfer of contributed surplus upon exercise of stock options	-	2,950	-	(2,950)	-	-	-	-
Balance at March 31, 2009	82,341,636	215,516,214	276,495	25,039,805	(22,394,443)	(38,537,185)	(60,931,628)	179,900,886

(1)	AOCI consists of the cumulative translation adjustment on self sustaining subsidiaries, except for the unrealized gain of $22,796 on marketable securities classified as "available for sale".

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008
(Expressed in Canadian dollars)

	March 31, 2009	March 31, 2008
	$	$
OPERATING ACTIVITIES
Net income for the period	939,698	1,065,323
Adjustment for items not affecting cash
Depletion	570,295	886,362
Depreciation	858,837	821,269
Stock-based compensation	896,739	1,108,216
Accretion of reclamation obligation	116,039	45,475
Unrealized loss on futures contracts	850	-
Write-down of other assets	-	240,000
Future income taxes	(218,486)	(226,959)
Other income from derivative financial instruments	(267,667)	-
Unrealized foreign exchange and other	305,677	819,423
	3,201,982	4,759,109
Net change in non-cash working capital items
Decrease (increase) in accounts receivable and other receivables	395,480	(719,595)
Increase in inventories	(536,133)	(475,855)
Increase in prepaid expenses and advances	(479,985)	(1,306,477)
Increase (decrease) in accounts payable and accrued liabilities	(2,338,209)	3,177,514
Increase in unearned revenue	267,872	-
Increase in employee profit sharing payable	-	5,575
Increase (decrease) in taxes receivable and payable	(158,024)	21,996
Decrease in vendor liability on mineral property	(350,560)	-
	2,423	5,462,267
INVESTING ACTIVITIES
Expenditures on mineral property interests (net of accruals)	(1,847,474)	(4,592,740)
Additions to plant and equipment (net of accruals)	(1,585,659)	(3,002,972)
Decrease in silver futures contract deposits	688,293	-
Increase in deposits on long term assets and other	(380,708)	(1,692,693)
Increase in restricted cash securitizing vendor liability (Note 9)	(545,522)	-
	(3,671,070)	(9,288,405)
FINANCING ACTIVITIES
Issuance of common shares and warrants, net of issue costs	19,713,677	43,815,637
Payment of capital lease obligations	(382,468)	-
	19,331,209	43,815,637
INCREASE IN CASH AND CASH EQUIVALENTS	15,662,562	39,989,499
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	254	(5,498)

CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	17,424,123	12,835,183
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	33,086,939	52,819,184

CASH AND CASH EQUIVALENTS IS COMPRISED OF:		-
Cash	18,517,588	3,022,290
Short-term deposits	83,592	49,796,894
Restricted cash (Note 9)	14,485,759	-
	33,086,939	52,819,184
Interest paid	42,368	5,833
Income taxes paid	-	78,555
NON-CASH FINANCING AND INVESTING ACTIVITIES (NOTE 18)

The accompanying notes are an integral part of these consolidated financial statements

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

1.	DESCRIPTION OF BUSINESS AND CONTINUING OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively.

These consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21.2 million. Of the Company’s cash balance of $33.1 million, $14.5 million is restricted pending the outcome of the litigation described in Note 9. The Company’s ability to continue as a going concern is dependent primarily on the price of silver in global commodity markets, and on maintaining sustained, profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and the balance sheet classifications used.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been omitted. The accounting policies, used in preparation of the accompanying unaudited interim consolidated financial statements, are the same as those described in our most recent annual consolidated financial statements. In the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results for the entire year. These interim financial statements should be read in conjunction with the Company’s latest audited consolidated financial statements for the year ended December 31, 2008.

The consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc. (“First Silver”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”) and Majestic Services S.A. de C.V. (“Majestic”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation described in Note 9. Intercompany balances and transactions are eliminated on consolidation.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

3.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined.

4.	RESTRICTED CASH

On July 22, 2008, the Company secured its outstanding vendor liability (Note 9) by entering into a Letter of Credit facility for $13,940,237, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22. The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. In addition, a further $545,522 was paid into the Supreme Court of British Columbia in January 2009 and our Letter of Credit will be amended for a total Restricted Cash balance of $14,485,759. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the outcome of litigation described in Note 9.

5.	OTHER RECEIVABLES

Details of the components of other receivables are as follows:

	March 31, 2009	December 31, 2008
	$	$
Value added taxes recoverable	5,459,566	6,109,943
Other taxes recoverable	49,643	406,536
Interest receivable	34,963	188,111
Advances to employees	120,986	67,240
Advances to suppliers	440,928	440,863
	6,106,086	7,212,693

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

6.	INVENTORIES

Inventories consist of the following:

	March 31, 2009	December 31, 2008
	$	$
Silver coins and bullion including in process shipments	1,205,816	572,149
Finished product - doré and concentrates	1,446,885	1,017,769
Ore in process	215,482	196,169
Stockpile	888,358	1,631,625
Materials and supplies	1,380,544	1,523,628
	5,137,085	4,941,340

7.	PREPAID EXPENSES AND OTHER

Details of prepaid expenses and other are as follows:

	March 31, 2009	December 31, 2008
	$	$
Advances to suppliers and contractors	1,405,506	1,380,509
Deposits	255,542	252,941
Derivative financial instruments	68,955	490,431
	1,730,003	2,123,881

8.	MINING INTERESTS

Expenditures incurred on mining interests, net of accumulated depletion, are as follows:

	March 31, 2009			December 31, 2008
		Accumulated			Accumulated
		depreciation			depreciation
		and			and
	Cost	depletion	Net	Cost	depletion	Net
	$	$	$	$	$	$
Mining properties	171,287,790	15,020,161	156,267,629	167,130,756	14,436,791	152,693,965
Plant and equipment	52,592,509	6,959,965	45,632,544	48,271,432	6,144,052	42,127,380
	223,880,299	21,980,126	201,900,173	215,402,188	20,580,843	194,821,345

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

8.	MINING INTERESTS (continued)

A summary of the net book value of mining properties is as follows:

						December 31,
	March 31, 2009					2008
		Non-		Plant and
	Depletable	Depletable	Subtotal	Equipment	Total	Total
MEXICO	$	$	$	$	$	$

Producing properties
La Encantada (a)	7,648,610	-	7,648,610	22,446,173	30,094,783	24,965,623
La Parrilla (b)	17,287,410	-	17,287,410	15,740,193	33,027,603	32,628,927
San Martin (c)	27,111,872	-	27,111,872	7,446,178	34,558,050	34,466,565
	52,047,892	-	52,047,892	45,632,544	97,680,436	92,061,115
Exploration properties
La Encantada (a)	-	3,243,433	3,243,433	-	3,243,433	2,858,043
La Parrilla (b)	-	9,370,681	9,370,681	-	9,370,681	8,722,897
San Martin (c) (1)	-	76,748,046	76,748,046	-	76,748,046	77,582,247
Del Toro (d) (2)	-	12,455,122	12,455,122	-	12,455,122	11,881,557
Cuitaboca (e)	-	2,402,455	2,402,455	-	2,402,455	1,715,486
	-	104,219,737	104,219,737	-	104,219,737	102,760,230

	52,047,892	104,219,737	156,267,629	45,632,544	201,900,173	194,821,345

(1)

This includes properties acquired from First Silver and held by Minera El Pilon. The properties are located in the San Martin de Bolaños region, as well as in Jalisco State (the Jalisco Group of Properties).

(2)	The ore from Del Toro is processed at the La Parrilla Silver Mine.

A summary of plant and equipment is as follows:

	March 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
La Encantada Silver Mine	23,889,082	1,442,909	22,446,173	19,541,421	1,221,301	18,320,120
La Parrilla Silver Mine	18,681,055	2,940,862	15,740,193	18,590,746	2,568,373	16,022,373
San Martin Silver Mine	10,022,372	2,576,194	7,446,178	10,139,265	2,354,378	7,784,887
Us ed in Mining Operations	52,592,509	6,959,965	45,632,544	48,271,432	6,144,052	42,127,380
Corporate office equipment	783,675	335,378	448,297	712,525	229,475	483,050
	53,376,184	7,295,343	46,080,841	48,983,957	6,373,527	42,610,430

Details by specific assets are as follows:

	March 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$
Land	2,302,749	-	2,302,749	2,302,273	-	2,302,273
Automobile	428,447	163,873	264,574	427,817	140,703	287,114
Buildings	6,281,031	465,563	5,815,468	6,250,748	399,982	5,850,766
Machinery and equipment	27,637,285	5,809,706	21,827,579	27,744,172	5,053,327	22,690,845
Computer equipment	581,248	284,134	297,114	566,511	239,162	327,349
Office equipment	601,098	461,871	139,227	600,413	447,405	153,008
Leasehold improvements	320,304	110,196	210,108	320,304	92,949	227,355
Construction in progress	15,224,022	-	15,224,022	10,771,720	-	10,771,720
	53,376,184	7,295,343	46,080,841	48,983,958	6,373,528	42,610,430

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

8.	MINING INTERESTS (continued)

Mineral property options paid and future option payments are due as follows:

	Note 8(d)	Note 8(e)
	Del Toro	Cuitaboca	Total
	US$	US$	US$
Paid as at March 31, 2009	5,887,500	925,000	6,812,500
Payable May 25, 2009	-	250,000	250,000
Payable June 6, 2009	37,500	-	37,500
Payable as at June 30, 2009	37,500	250,000	287,500
Payable as at September 30, 2009	37,500	250,000	287,500
Payable November 25, 2009	-	275,000	275,000
Payable December 6, 2009	62,500	-	62,500
Payable as at December 31, 2009	100,000	525,000	625,000
Payable in 2010 and beyond	225,000	1,050,000	1,275,000
Total Future Option Payments	325,000	1,575,000	1,900,000

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico accessible via a 1.5 hour flight from Torreon, Coahuila. The mine comprises of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz de Boquillas del Cármen, is 45 kilometres away via unpaved road. The La Encantada Silver Mine consists of a 1,000 tonnes per day flotation plant, an airstrip, and other facilities, including a village with 180 houses as well as administrative offices. The Company owns 100% of the La Encantada Silver Mine.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine is a system of connecting underground producing mines consisting of the La Rosa/Rosarios/La Blanca, the San Marcos Mine and the Quebradillas Mine. La Parrilla is located approximately 65 kilometres southeast of the city of Durango, in Durango state Mexico. Located at the mine are: mining equipment, a 425 tonne-per-day cyanidation plant, a 425 tonne-per-day flotation plant and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

In 2008, the Company amended payment terms to an optionor regarding the outstanding payments as at December 31, 2008 on the Quebradillas Mine. In regards to the aggregate of US$749,000 which was previously payable in 2008, the Company has agreed to make a series of payments in 2009 totaling US$1,121,160 which includes interest at a rate of 3% over three month LIBOR. During the three months ended March 31, 2009, the Company made payments totaling US$277,935 pursuant to the amended agreements.

There is a net smelter royalty agreement (“NSR”) of 1.5% of sales revenue from the Quebradillas Mine to a maximum of US$2,500,000 and an option to purchase the NSR at any time for US$2,000,000. For the period ended March 31, 2009, the Company paid US$36,086 (December 31, 2008 – US$69,000) relating to royalties.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

8.	MINING INTERESTS (continued)

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños in Northern Jalisco State, Mexico. The mine comprises of approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface rights where the 950 tonnes per day cyanidation mill, flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine.

(d)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of 320 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Company owns 100% of the Perseverancia Silver Mine, the San Juan Silver Mine and the surrounding 293 hectare land package.

(e)	Cuitaboca Silver Project, Sinaloa State

The Cuitaboca Silver Project, located in Sinaloa State , Mexico, consists of an option to acquire a 5,134 hectare land package. This option was acquired in May 2006 through the acquisition of First Silver and its wholly owned subsidiary, El Pilon.

The Company entered into an option agreement in November 2004 with Consorcio Minero Latinamericano, S.A. de C.V., a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims covering 3,718 hectares located in Sinaloa State, Mexico. To purchase the claims, the Company needs to pay US$2,500,000 in staged cash payments through November, 2010 (US$925,000 paid as at March 31, 2009). A 2.5% NSR on the claims may be purchased at any time during the term of the agreement or for a period of 12 months thereafter for an additional US$500,000.

9.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired control of First Silver Reserve Inc. (“First Silver”) for $53,365,519. The purchase price was payable to the majority shareholder of First Silver (the “Majority Shareholder”) in three instalments. The first instalment of $26,682,759, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $13,341,380 was paid on May 30, 2007, the first anniversary of the closing. The final 25% instalment of $13,341,380 was due on May 30, 2008, the second anniversary of the closing of the acquisition. Simple interest at 6% per annum is payable quarterly on the outstanding vendor balance.

In November 2007, an action was commenced by the Company and First Silver against the Majority Shareholder who previously was a director, President & Chief Executive Officer of First Silver, and a company he controls. The Company and First Silver allege that, while holding the positions of director, President and Chief Executive Officer, the Majority Shareholder engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Majority Shareholder acquiring a mine which was First Silver’s right to acquire. Management believes that there are substantial grounds to this claim, however, the outcome of this litigation is not presently determinable.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

9.	VENDOR LIABILITY AND INTEREST (continued)

Pending resolution of the litigation set out above, the Company has withheld payments of interest due to the previous Majority Shareholder on scheduled interest payment dates of November 30, 2007, February 29, 2008 and May 30, 2008. The Company is withholding payment of the final instalment of $13,341,380 due May 30, 2008 and the above mentioned interest payments, an amount totalling $13,940,237. On July 22, 2008, the Company posted an irrevocable Letter of Credit with the Supreme Court of British Columbia pending the court outcome which is not anticipated for at least one year or until such litigation has been resolved. In January 2009, a further $545,522 was paid into the Supreme Court of British Columbia for additional interest payments and will be added to the Letter of Credit posted to the Supreme Court of British Columbia.

On March 14, 2008, a statement of defence and counter-claim was filed by the Majority Shareholder regarding the action commenced by the Company. Pursuant to the counterclaim, a claim has been made for payment of an aggregate of $598,857 in respect of interest payments due under the share purchase agreement dated April 3, 2006, which the Company has withheld under such agreement. The Majority Shareholder further claims unquantified damages, costs and interest. The Company believes that the issues raised and their outcome in the counterclaim will depend on the success of the Company's action against the defendant; however, the outcome of this litigation is not presently determinable.

10.	DEPOSITS ON LONG-TERM ASSETS

Deposits consist of advance payments made to property vendors, drilling service providers, and equipment vendors, which are categorized as long-term in nature, in amounts as follows:

	March 31, 2009	December 31, 2008
	$	$
Deposit on services	49,744	-
Deposit on equipment	2,585,159	1,986,517
	2,634,903	1,986,517

11.	SHARE CAPITAL

(a)	Authorized – unlimited number of common shares without par value

(i)

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,705,739, of which $18,856,981 relates to the common shares and $848,758 relates to the warrants. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 expiring on March 5, 2011. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

11.	SHARE CAPITAL (continued)

(ii)

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters who purchased 8,500,000 units at an issue price of $5.35 per unit for net proceeds to the Company of $40,144,471. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring on March 25, 2010. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 warrants at a price of $0.56 per warrant. The underwriters did not exercise their option to purchase any option shares, but did acquire the 637,500 warrants (see Note 11(c)).

(b)	Stock Options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the 2008 Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter.

The changes in stock options outstanding for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows:

	Three Months Ended March 31, 2009			Year Ended December 31, 2008
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average	Number of	Exercise Price	Average
	Shares	($)	Remaining Life	Shares	($)	Remaining Life
Balance, beginning of the period	6,862,500	3.84	2.78 years	5,892,500	4.04	2.75 years
Granted	-	0.00	0.00 years	2,672,500	2.93	3.67 years
Exercised	(6,250)	1.27	2.78 years	(436,650)	3.20	0.51 years
Forfeited or expired	-	0.00	0.00 years	(1,265,850)	3.05	0.45 years
Balance, end of the period	6,856,250	3.85	2.53 years	6,862,500	3.84	2.78 years

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

11.	SHARE CAPITAL (continued)

(b)	Stock Options (continued)

The following table summarizes both the stock options outstanding and those that are exercisable at March 31, 2009:

Price	Options	Options
$	Outstanding	Exercisable	Expiry Dates
3.28	12,500	12,500	June 13, 2009
4.32	630,000	630,000	December 6, 2009
5.50	200,000	200,000	February 1, 2010
4.64	75,000	75,000	June 1, 2010
4.17	100,000	100,000	August 8, 2010
3.72	30,000	30,000	September 24, 2010
3.98	20,000	13,750	October 17, 2010
4.45	660,000	495,000	October 30, 2010
4.34	50,000	37,500	November 1, 2010
4.42	25,000	18,750	November 12, 2010
4.34	200,000	150,000	December 5, 2010
4.42	50,000	37,500	February 20, 2011
4.65	100,000	75,000	March 25, 2011
4.19	30,000	15,000	April 26, 2011
4.02	100,000	50,000	May 15, 2011
4.30	450,000	450,000	June 19, 2011
4.67	130,000	65,000	July 4, 2011
4.15	300,000	150,000	July 28, 2011
3.62	735,000	367,500	August 28, 2011
1.60	200,000	50,000	October 8, 2011
1.27	118,750	25,000	October 17, 2011
4.32	245,000	245,000	December 6, 2011
4.41	400,000	400,000	December 22, 2011
5.00	155,000	155,000	February 7, 2012
4.65	25,000	25,000	June 20, 2012
4.34	925,000	693,750	December 5, 2012
3.62	100,000	50,000	August 28, 2013
1.44	240,000	60,000	November 10, 2013
1.56	550,000	137,500	December 17, 2013

	6,856,250	4,813,750

During the three months ended March 31, 2009, no stock options were granted to directors, officers and employees. Pursuant to the Company’s policy of accounting for the fair value of stock-based compensation over the applicable vesting period, $896,739 has been recorded as an expense in the three months ended March 31, 2009, all of which relates to previously issued stock options.

The fair value of stock options granted is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Three Months ended	Year ended
	March 31, 2009	December 31, 2008
Risk-free interest rate	2.4%	2.4%
Estimated volatility	64.9%	64.9%
Expected life	2.35 years	2.35 years
Expected dividend yield	0%	0%

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

Option-pricing models require the use of estimates and assumptions including the expected volatility of share prices. Changes in the underlying assumptions can materially affect the fair value estimates, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

11.	SHARE CAPITAL (continued)

(c)	Share Purchase Warrants

The changes in share purchase warrants for the three months ended March 31, 2009 and the year ended December 31, 2008 are as follows:

	Three months ended March 31, 2009			Year ended December 31, 2008

		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number of	Exercise Price	Average Term to	Number of	Exercise Price	Average Term to
	Warrants	($)	Expiry	Warrants	($)	Expiry
Balance, beginning of the period	5,078,791	6.99	1.19 years	5,845,240	5.66	0.89 years
Issued (i) (ii) (iii)	4,243,788	3.50	2.00 years	4,887,500	7.00	2.00 years
Exercised	-	0.00	0.00 years	(7,500)	4.25	0.86 years
Cancelled or expired	(191,291)	6.81	0.00 years	(5,646,449)	5.62	0.00 years
Balance, end of the period	9,131,288	5.37	1.42 years	5,078,791	6.99	1.19 years

(i)

On March 5, 2009, the Company issued 4,243,788 warrants exercisable at a price of $3.50 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8,487,576 unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 1.5%, market sector implied volatility of 35%, expected life of 2 years and expected dividend yield of 0%) and $848,758 was credited to contributed surplus.

(ii)

On March 25, 2008, the Company issued 4,250,000 warrants exercisable at a price of $7.00 per share exercisable for a period of two years. The warrants were detachable warrants issued in connection with the 8.5 million unit offering. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $2,380,000 was credited to contributed surplus.

(iii)

On April 4, 2008, the Company issued 637,500 warrants exercisable at a price of $7.00 per share exercisable for a period of two years under the over-allotment option in connection with the March 25, 2008 public offering. Each warrant entitles the holder to acquire one additional common share at a price of $7.00 until March 25, 2010. The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model (assumptions include a risk free rate of 2.74%, market sector implied volatility of 42%, expected life of 2 years and expected dividend yield of 0%) and $357,000 was credited to contributed surplus.

The following table summarizes the share purchase warrants outstanding at March 31, 2009:

Exercise Price	Warrants
$	Outstanding	Expiry Dates
7.00	4,887,500	March 25, 2010
3.50	4,243,788	March 5, 2011
	9,131,288

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

11.	SHARE CAPITAL (continued)

(d)	Share Capital to be Issued

On June 5, 2006, pursuant to the acquisition of First Silver Reserve Inc. and the San Martin mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic. Under the terms of the plan of arrangement (the “Arrangement”), First Majestic acquired the remaining First Silver shares in consideration for either: (i) the issuance of one common share of First Majestic for each two First Silver shares acquired; or (ii) a cash payment of $2.165 per share of First Silver.

The former shareholders of First Silver had until December 13, 2006 to deposit their completed Letters of Transmittal and to elect to receive either cash or shares of First Majestic. At December 31, 2006, the former shareholders of First Silver tendered 718,404 common shares of First Silver for cash, and another 9,583,813 shares of First Silver were tendered for shares of First Majestic. The remaining 3,840,504 shares of First Silver not tendered for either cash or shares of First Majestic may only be tendered for shares of First Majestic.

At December 31, 2006, the Company recorded $9,294,020 as share capital to be issued, representing 1,920,252 shares of First Majestic issuable in exchange for 3,840,504 shares of First Silver not tendered for cash and not yet tendered for First Majestic shares by the former shareholders of First Silver. During 2007 the prior shareholders of First Silver were issued 1,625 shares of First Majestic in exchange for 3,250 shares of First Silver. In 2008 the prior shareholders of First Silver were issued a further 1,861,500 shares in exchange for 3,723,000 shares of First Silver. At March 31, 2009, the prior shareholders of First Silver had yet to exchange the remaining 114,254 shares of First Silver, exchangeable for 57,127 shares of First Majestic resulting in a remaining balance of shares to be issued of $276,495.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

12.	REVENUE

Details of the components of revenue are as follows:

	Three months ended March 31
	2009	2008
	$	$
Gross revenue - silver doré bars and concentrates	16,269,685	16,245,923
Less: refining, s melting and transportation charges	(2,540,742)	(2,801,235)
Less: metal deductions	(536,523)	(480,506)
Net revenue - silver doré bars and concentrates	13,192,420	12,964,182
Revenue - silver coins, ingots and bullion	1,194,452	-
Net revenue	14,386,872	12,964,182

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

13.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2009, the Company:

a)	incurred $76,493 (2008 - $45,185) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $73,633 (2008 - $60,256) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,269,751 (2008 - $1,935,900) for service fees with a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $769,644 was unpaid as at March 31, 2009 (2008 - $511,536). This relationship was terminated in February 2009.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

14.	SEGMENTED INFORMATION

The Company considers that it has three operating segments all of which are located in Mexico, and one corporate segment with locations in Canada and Mexico. The El Pilon operations consist of the San Martin Silver Mine, the San Martin property, the Cuitaboca Silver Project and the Jalisco Group of Properties. The First Majestic Plata operations consist of the La Parrilla Silver Mine, the Del Toro Silver Mine, the La Parrilla properties and the Del Toro properties. The La Encantada operations consist of the La Encantada Silver Mine and the La Encantada property.

These reportable operating segments are summarized in the table below:

	Three months ended March 31, 2009
		First
		Majestic
	El Pilon	Plata	La Encantada		Other
	operations	operations	operations	Corporate	Eliminations	Total
	$	$	$	$	$	$
Revenue	4,455,966	3,935,858	5,448,325	1,194,452	(647,729)	14,386,872
Cost of sales	2,733,227	2,701,303	2,484,297	1,083,976	(703,990)	8,298,813
Amortization, depreciation and accretion	253,147	464,758	256,971	-	-	974,876
Depletion	251,440	150,878	167,977	-	-	570,295
Mine operating earnings	1,218,152	618,919	2,539,080	110,476	56,261	4,542,888
General and administrative	-	-	-	1,818,005	-	1,818,005
Stock-based compensation	-	-	-	896,739	-	896,739
Net interest, other income and foreign exchange	293,633	347,495	280,720	101,381	-	1,023,229
Income tax (recovery) expense	(174,693)	(47,258)	574,037	(486,869)	-	(134,783)
Net income (loss)	1,099,212	318,682	1,684,323	(2,218,780)	56,261	939,698
Capital expenditures	692,893	1,886,255	5,923,006	14,816	-	8,516,970
Total assets	118,179,765	59,759,240	40,700,384	35,098,796	-	253,738,185

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

14.	SEGMENTED INFORMATION (continued)

	Three months ended March 31, 2008

		First Majestic
	El Pilon	Plata	La Encantada		Other
	operations	operations	operations	Corporate	eliminations	Total
	$	$	$	$	$	$
Revenue	2,209,563	4,998,028	5,756,591	-	-	12,964,182
Cost of sales	1,465,532	2,571,495	2,480,029	-	-	6,517,056
Amortization, depreciation and accretion	285,264	354,880	147,035	45,475	-	832,654
Depletion	478,675	190,802	216,885	-	-	886,362
Mine operating earnings (loss)	(19,908)	1,880,851	2,912,642	(45,475)	-	4,728,110
General and administrative	-	-	-	2,131,880	-	2,131,880
Stock-based compensation	-	-	-	1,108,216	-	1,108,216
Net interest, other i ncome (expense) and foreign exchange	(329,878)	330,105	84,118	126,901	-	211,246
Income tax (recovery) expense	(86,075)	91,657	205,863	-	-	211,445
Net income (loss)	396,045	1,459,089	2,622,661	(3,412,472)	-	1,065,323
Capital expenditures	2,802,254	5,482,710	1,395,524	167,429	-	9,847,917
Total assets	123,259,022	51,818,280	18,579,069	52,822,875	-	246,479,246

15.	CAPITAL LEASE OBLIGATIONS

In 2007 and 2008, the Company entered into lease commitments with a mining equipment supplier for $14.1 million (US$11.2 million) of equipment to be delivered during 2007 and 2008. The Company committed to pay 35% within 30 days of entering into the leases, 15% on arrival of the equipment, and the remaining 50% in quarterly payments over a period of 24 months from delivery, financed at 9% interest over the term of the lease. On March 13, 2009, the Company executed a restructuring agreement for the balance of $3.6 million (US$2.9 million) payable to the equipment lease vendor, to be paid over twenty four monthly payments commencing February 1, 2009 with interest payable at 9% on the outstanding principal balance, secured by a guarantee from First Majestic (the parent company).

On January 12, 2009, the Company executed two financing arrangements with an equipment vendor, committing the Company for a total of approximately $2.6 million (US$2.0 million) purchase price with terms of 36 monthly lease payments of $48,460 (US$38,420) consisting of principal plus 12.5% interest on outstanding balances and 12 monthly lease payments of $43,640 (US$34,600) consisting of principal only.

The following is a schedule of future minimum lease payments under the capital leases at March 31, 2009:

	$US	$CA
2009 Gross lease payments	2,323,440	2,930,554
2010 Gross lease payments	1,972,328	2,487,697
2011 Gross lease payments	581,999	734,076
	4,877,767	6,152,327
Less: interest	(484,328)	(610,860)
Total payments, net of interest	4,393,439	5,541,467
Less: current portion	(2,386,781)	(3,010,446)
Capital Lease Obligation	2,006,658	2,531,021

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

16.	ASSET RETIREMENT OBLIGATIONS

	Three months ended	Year ended
	March 31, 2009	December 31, 2008
	$	$
Balance, beginning of the period	5,304,369	2,290,313
Effect of change in estimates	-	2,979,726
Interest accretion	116,039	200,477
Effect of translation of foreign currencies	7,786	(166,147)
	5,428,194	5,304,369

Asset retirement obligations allocated by mineral properties are as follows:

	Anticipated	March 31, 2009	December 31, 2008
	Date	$	$
La Encantada Silver Mine	2018	1,909,228	1,865,674
La Parrilla Silver Mine	2022	1,647,175	1,609,602
San Martin Silver Mine	2016	1,871,791	1,829,093
		5,428,194	5,304,369

During the year ended December 31, 2008, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $7.27 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $2.46 million of the reclamation obligation relates to the La Parrilla Silver Mine, $2.31 million of the obligation relates to the San Martin Silver Mine, and $2.51 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

17.	COMMITMENTS

The Company is obligated to make certain mining property option payments as described in Note 8, in connection with the acquisition of its mineral property interests.

As at March 31, 2009, the Company is obligated to make a series of payments totalling US$843,225 before the end of 2009 with respect to property payments at the Quebradillas Mine at La Parrilla.

The Company has capital lease obligations as described in Note 15.

The Company is obligated to make certain interest and cash payments, as described in Note 9, in connection with the acquisition of a controlling interest in First Silver, subject to litigation.

The Company has office lease commitments of $116,800 in 2009 through 2011 and $29,220 in 2012. Additional annual operating costs are estimated at $101,110 per year ($8,426 per month) over the term of the lease. The Company provided a deposit of one month of rent equaling $20,151.

As at March 31, 2009, the Company is committed to approximately $7.1 million (2008 - $nil) relating to the La Encantada Project which is currently being constructed.

FIRST MAJESTIC SILVER CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2009 AND 2008

17.	COMMITMENTS (continued)

As at March 31, 2009, the Company is obligated to make payments totalling $405,000 by the second quarter of 2009 with respect to the purchase and delivery of a semi autogenous grinding (SAG) mill for the Del Toro Silver Mine.

The Company is committed to making severance payments amounting to US$574,000 (2008- US$540,000) to four officers in the event of a change of control of the Company.

18.	NON-CASH FINANCING AND INVESTING ACTIVITIES

	March 31, 2009	March 31, 2008
	$	$

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Fair value of warrants upon completion of public offering	848,758	2,380,000
Issuance of shares for First Silver Arrangement	-	8,985,460
Transfer of contributed surplus to common shares for options exercised	2,950	263,407
Assets acquired by capital lease	2,259,380	-

19.	SUBSEQUENT EVENTS

Subsequent to March 31, 2009:

(a)	On April 1, 2009, the following stock options were forfeited:

	(i)	25,000 stock options exercisable at a price of $4.32 per share expiring on December 6, 2009;

	(ii)	60,000 stock options exercisable at a price of $4.45 per share expiring on October 30, 2010;

	(iii)	10,000 stock options exercisable at a price of $4.19 per share expiring on April 26, 2011; and

	(iv)	40,000 stock options exercisable at a price of $3.62 per share expiring on August 28, 2011.

(b)	On April 24, 2009, 20,000 stock options exercisable at a price of $4.45 per share expiring on October 30, 2010 were forfeited.

(c)	On May 7, 2009, 1,262,500 stock options exercisable at a price of $2.03 per share were granted. 800,000 of the stock options expire on May 7, 2012 and 462,500 stock options expire on May 7, 2014.

20.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the classifications used in 2009.